GUINNESS GHANA BREWERIES LIMITED RENOUNCEABLE
RIGHTS ISSUE OFFER RESULTS

Guinness Ghana Breweries Limited (“GGBL”) would like to announce the success of its GHS 70 million Renounceable Rights Issue (the “Offer”). The Offer ran for a period of 29 days from 17th October 2011 to 14th November 2011. The Offer was for 46,666,667 ordinary shares of no par value at GHS 1.50 per share in a ratio of 1 new share for every 3.5287 existing shares held by qualifying shareholders of GGBL. The Offer was oversubscribed by 44.60%, raising a total of GHS 101,222,002.50 compared to the Offer amount of GHS 70,000,000.

IC Securities (Ghana) Limited acted as the Financial Advisor and Sponsoring Broker to GGBL in respect of the Offer.

ALLOTMENT STRATEGY AND REFUNDS

Refunds will be made to 89 applicants, representing about 21.81% of the 408 applications. The amount to be refunded is GHS 31,222,002.50.

As stated in the Renounceable Rights Issue Prospectus (“Prospectus”), shares were allotted to applicants based on the following:

I.	satisfaction of all duly completed applications from Qualifying Shareholders and their Renouncees as pertains to Qualifying Shareholders’ Rights in the Offer; then to
II.	satisfaction of all duly completed applications from Qualifying Shareholders and Renouncees for Extra Shares, pro-rating where necessary.

Successful applicants with Ghana Stock Exchange Securities Depository (“GSD”) accounts will have their GSE Securities Account credited with their allotment by 30 November 2011.

Successful applicants without a GSD account will be mailed a Letter of Allotment from 30 November 2011 which they can present to any Licensed Dealing Member of the Ghana Stock Exchange to dematerialise onto the GSD.

All successful qualifying applicants will receive the number of shares they applied for, with the exception of the 89 applicants who will be receiving refunds.

Pursuant to the terms of the offer refunds, GGBL will ensure that refunds are returned to IC Securities (Ghana) Limited, the Receiving Agent, no later than 30 November 2011 for onward distribution to applicants who are due to receive refunds. Refund cheques may be collected at the office of IC Securities (Ghana) Limited at No. 2 Ridge Link, North Ridge, Accra.

The ordinary shares have not been, and will not be, registered with the Securities and Exchange Commission of the United States of America under the Securities Act of 1933, or with any securities regulatory authority of any state or other jurisdiction in the United States of America, in reliance upon the exemption from the registration requirements provided under Rule 801 of the U.S. Securities Act.

The Offer was made for the ordinary shares of a public limited company incorporated under the laws of the Republic of Ghana. The Offer is subject to the disclosure requirements of the Republic of Ghana, which are different from those of the United States of America. The financial statements and financial projections included in the Circular to Shareholders were prepared in accordance with accounting standards applicable in the Republic of Ghana and thus may not be comparable to financial statements or financial projections of companies in the United States of America.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since GGBL is located outside the United States of America and some or all of its officers and directors may be resident outside the United States of America. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

GGBL wishes to use this opportunity to thank the public for ensuring a successful rights issue.

Issued by:

Guinness Ghana Breweries Limited,
Industrial Area, Kaasi,
P.O. Box 1536,
Kumasi.

29TH November 2011